November 19, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C.  20549

Attention:	Christine B. Adams
Mail Stop 3720

RE:	Breda Telephone Corp.
SEC Letter dated October 30, 2009

Dear Ms. Adams:

This letter is in response to the SEC letter dated October 30, 2009, and summarizes the phone discussions held between SEC staff and our SEC attorney, Wade Schut, prior to November 13, 2009, or among SEC staff members and Todd Thorson of Kiesling Associates, LLC and Jane Morlok, CFO, on November 18, 2009.

Breda Telephone Corp. is a minority investor in certain partnerships, which are considered significant to the audited financial statements of the Company due to flow-through equity earnings.  Auditing guidelines require certain procedures to be completed on these significant equity method investments, which include either obtaining a representation letter from the other auditor of these partnerships or to review the audit work papers in those cases where a representation letter is not an option based on the discretion of the other auditing firm.

At the date of the filing of the Company's Form 10-K for the years in question, the auditor reports for these partnerships had not been issued, which in turn required qualified opinions to be issued.  Subsequent to the audit report issuance by these partnerships, the Company and its auditors have been working on obtaining the audited financial statements along with the required representation letters.  As of the date of this letter, the representation requests are still outstanding at some of the respective other auditing firms.  In the case of RSA 7 Limited Partnership and Iowa 8 Monona Limited Partnership, the other auditing firm has elected not to return a representation letter and to require a review of their work papers as an alternative procedure.  The fees proposed for this review are significant in relation to the total audit fees of the Company.  The Company has had ongoing negotiations with that auditing firm to reduce this fee.

The Company requests a 30-day extension from November 13, 2009 in order for them to follow-up with the other auditing firms and to complete the required audit procedures.

Sincerely,

BREDA TELEPHONE CORP.

/s/ Jane Morlok

Jane Morlok, CFO

JM